Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
 The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com.

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 30, 2020
 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Josh Siegel, Donna Rahav and Meital Koren, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business on May 21, 2020, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, on June 30, 2020 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

CYBERARK SOFTWARE LTD. C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
CYBERARK SOFTWARE LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.
1.
To re-elect each of Ron Gutler and Kim Perdikou, and to elect François Auque, each for a term of approximately three years as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified.
					For	Against	Abstain
	1a.	Ron Gutler			☐	☐	☐
	1b.	Kim Perdikou			☐	☐	☐
	1c.	François Auque			☐	☐	☐
2.	To approve the CyberArk Software Ltd. 2020 Employee Share Purchase Plan.				☐	☐	☐
3.
To approve, in accordance with the requirements of the Companies Law, the adoption of an equity grant plan for the years 2020-2022, for the grant of performance share units (PSUs) and restricted share units (RSUs), to the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady.
					☐	☐	☐
4.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s 2021 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.
					☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated.			☐

Please indicate if you plan to attend this meeting.			☐	☐
			Yes	No

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date